UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AerCap Holdings N.V.
(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value
(Title of Class of Securities)

N00985106
(CUSIP Number)

Brandon Smith

Chief Corporate, Securities & Finance Counsel

General Electric Company

One Financial Center, Suite 3700

Boston, Massachusetts 02111

617-443-3000

With a Copy to:

Scott A. Barshay

Steven J. Williams

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, NY 10019-6064

212-373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N00985106	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,047,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,047,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,047,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N00985106	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON GE Capital Global Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,047,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,047,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,047,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N00985106	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON GE Capital US Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,047,984
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,047,984
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,047,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N00985106	SCHEDULE 13D	Page 5 of 7

ITEM 1. SECURITY AND ISSUER.

The information in this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on November 10, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) by General Electric Company (“GE”), GE Capital Global Holdings, LLC (“GE Capital Global Holdings”) and GE Capital US Holdings, Inc. (“GE Capital US Holdings” and, together with GE and GE Capital Global Holdings, the “Reporting Persons”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 13, 2023 (together with the Original Schedule 13D, the “Original Filings”) relating to the beneficial ownership of stock, nominal value EUR 0.01 per share (the “Ordinary Shares”), of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”), which has its principal executive offices at AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland.

Except as set forth herein, the Original Filings remain unmodified. Capitalized terms used but not defined in this Amendment No. 2 to the Schedule 13D have the meanings ascribed to them in the Original Filings.

ITEM 4. PURPOSE OF TRANSACTION.

The response to Item 5(c) of this Amendment No. 2 is incorporated by reference herein.

The response to Item 6 of this Amendment No. 2 is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate number and percentage of the Ordinary Shares (the securities identified pursuant to Item 1 of this Amendment No. 2) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Amendment No. 2 for each of the Reporting Persons, and such information is incorporated herein by reference. Such Ordinary Shares represent approximately 14.5% of the outstanding Ordinary Shares. Such percentage is calculated based on a total of 213,677,961 shares outstanding after the Secondary Offering (as defined below) (and such number is based on a total of (i) 231,548,669 Ordinary Shares outstanding as of September 8, 2023 and the Issuer repurchasing 17,543,250 of the Ordinary Shares pursuant to the Concurrent Share Repurchase (as defined below), in each case as disclosed in the Issuer’s prospectus supplement dated September 11, 2023, and (ii) the Issuer repurchasing 327,458 Ordinary Shares on September 13, 2023 and September 14, 2023 pursuant to Section 3.5 of the Shareholders’ Agreement).

To the best knowledge of the Reporting Persons, none of the individuals listed on Schedules I through III hereto own any Ordinary Shares.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Amendment No. 2 for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) On September 14, 2023 (the “Closing Date”), GE Capital US Holdings sold 46,782,000 Ordinary Shares to the underwriters and the Issuer repurchased 17,543,250 of such Ordinary Shares from the underwriters, pursuant to the Underwriting Agreement as described in Item 6 to this Amendment No. 2.

From May 3, 2023 to September 14, 2023, GE Capital US Holdings sold 1,881,126 Ordinary Shares to the Issuer (the “Repurchases”) in a series of private transactions pursuant to Section 3.5 of the Shareholders’ Agreement. The Repurchases were consummated at prices ranging from $55.75 to $64.89 per share.

No other transactions involving Ordinary Shares were effected during the past sixty days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

CUSIP No. N00985106	SCHEDULE 13D	Page 6 of 7

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

Underwriting Agreement

On September 11, 2023, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with GE Capital US Holdings (the “Selling Shareholder”) and Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. Barclays Capital Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives (collectively, the “Representatives”) of the several underwriters named therein, relating to the secondary public offering of an aggregate of 46,782,000 Ordinary Shares to be sold by the Selling Shareholder, at a price to the public of $59.00 per share (the “Secondary Offering”). This includes the exercise in full by the underwriters of their option to purchase up to an additional 6,102,000 Ordinary Shares from the Selling Shareholder (the “Option”). As part of the Secondary Offering, the Issuer purchased 17,543,250 Ordinary Shares from the underwriters (the “Concurrent Share Repurchase”), including 2,288,250 Ordinary Shares purchased in connection with the underwriters’ exercise of the Option, at a price per Ordinary Share equal to $57.53.

The foregoing description of the terms of the Underwriting Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to Exhibit 1.1 incorporated herein by reference.

Lock-Up Agreement

On September 11 2023, in connection with the Secondary Offering, GE, on behalf of itself and each of its subsidiaries, executed and delivered a lock-up agreement (the “Lock-Up Agreement”) to the Representatives. Pursuant to the Lock-Up Agreement and subject to specified exceptions, GE agreed not to, without the consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and any one of Barclays Capital Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any class of stock of the Issuer or any other securities convertible into or exercisable or exchangeable for any of the Issuer’s securities; (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Issuer’s securities, whether any such transaction described (a) or (b) is to be settled by delivery of the Issuer’s securities or such other securities, in cash or otherwise; (c) file any registration statement with the SEC relating to the offering of any restricted securities; or (d) make certain public announcements with respect to any of the foregoing transactions, in cash for a period of 90 days after September 11, 2023.

The foregoing description of the terms of the Lock-Up Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to Exhibit 99.3 incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description
99.1	Underwriting Agreement, dated as of September 11, 2023, among AerCap Holdings N.V., the Selling Shareholder named therein and the several underwriters named therein (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 6-K filed on September 12, 2023).
99.2*	Form of Lock-Up Agreement, dated as of September 11, 2023, by and between General Electric Company and the representatives of the several underwriters named therein.

*	Filed herewith

CUSIP No. N00985106	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2023

GENERAL ELECTRIC COMPANY

By:	/s/ Brandon Smith
Name: Brandon Smith
Title: Vice President,
Chief Corporate, Securities & Finance Counsel

GE CAPITAL GLOBAL HOLDINGS, LLC

By:	/s/ Robert M. Giglietti
Name: Robert M. Giglietti
Title: Chief Financial Officer and Senior
Vice President

GE CAPITAL US HOLDINGS, INC.

By:	/s/ Robert M. Giglietti
Name: Robert M. Giglietti
Title: Chief Financial Officer and Senior
Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL ELECTRIC COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of General Electric Company is One Financial Center, Suite 3700, Boston, Massachusetts 02111.

Present Principal Occupation or
Name	Employment	Citizenship
Stephen Angel (Director)	Chairman and Former Chief Executive Officer, Linde Dallas, Texas	United States
Sébastien M. Bazin (Director)	Chairman and Chief Executive Officer, AccorHotels Paris, France	France
H. Lawrence Culp, Jr. (Director)	Chairman of the Board and Chief Executive Officer, General Electric Company; Chief Executive Officer, GE Aerospace	United States
Edward P. Garden (Director)	Former Chief Investment Officer and Founding Partner, Trian Fund Management, L.P. New York, New York	United States
Isabella Goren (Director)	Former Chief Financial Officer, American Airlines and AMR Corporation Dallas, Texas	United States
Thomas W. Horton (Director)	Partner, Global Infrastructure Partners New York, New York	United States
Catherine Lesjak (Director)	Former Chief Financial Officer, HP San Mateo, California	Canada
Darren McDew (Director)	Retired Four-Star General, United States Air Force, and Former Commander of U.S Transportation Command Waxhaw, North Carolina	United States
Paula Rosput Reynolds (Director)	President and Chief Executive Officer, PreferWest LLC Seattle, Washington	United States
Jessica Uhl (Director)	Former Chief Financial Officer, Shell plc Seattle, Washington	United States
Rahul Ghai	Senior Vice President, Chief Financial Officer, General Electric Company	United States
Michael J. Holston	Senior Vice President, General Counsel & Secretary, General Electric Company	United States
L. Kevin Cox	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States
Russell Stokes	Senior Vice President, General Electric Company; President & Chief Executive Officer, Commercial Engines and Services, GE Aerospace	United States
Scott L. Strazik	Senior Vice President, General Electric Company; President and Chief Executive Officer, GE Power and GE Renewable Energy	United States
Thomas S. Timko	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

GE CAPITAL GLOBAL HOLDINGS, LLC

The following table sets forth certain information with respect to the directors and executive officers of GE Capital Global Holdings, LLC. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of GE Capital Global Holdings, LLC is 901 Main Avenue, Norwalk, Connecticut 06851.

Present Principal Occupation or
Name	Employment	Citizenship
Jennifer B. VanBelle (Manager)	Chairperson of the Board of Managers, Chief Executive Officer, President and Treasurer of GE Capital Global Holdings, LLC; Senior Vice President, GE Treasury - GE Treasury & Capital Markets, General Electric Company	United States
Robert M. Giglietti (Manager)	Manager, Chief Financial Officer and Senior Vice President, GE Capital Global Holdings, LLC; Vice President, Chief Financial Officer - GE Capital & GE Corporate, General Electric Company	United States
Timothy M. Carfi (Manager)	Manager and Senior Vice President, GE Capital Global Holdings, LLC; President & CEO of Working Capital Solutions - GE Capital, General Electric Company	United States
Paul Goudie (Manager)	Manager, Vice President and Chief Risk Officer, GE Capital Global Holdings, LLC; Chief Risk Officer - GE Capital, General Electric Company	United States
Lindsay Diaspro	Vice President, GE Capital Global Holdings, LLC; Deputy Treasurer – Liquidity, Capital Structure and Ratings – GE Capital, General Electric Company	United States
Victoria Vron	Secretary, GE Capital Global Holdings, LLC; Senior Counsel/Region Leader, Americas - GE Corporate, General Electric Company	United States
Mark Landis

Vice President, General Counsel, GE Capital Global Holdings, LLC; General Counsel, GE Capital & Treasury and Vice President, Chief Counsel M&A - GE Capital, General Electric Company

One Financial Center, Suite 3700, Boston, Massachusetts 02111

United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF

GE CAPITAL US HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Capital US Holdings, Inc. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of GE Capital US Holdings, Inc. is 901 Main Avenue, Norwalk, Connecticut 06851.

Present Principal Occupation or
Name	Employment	Citizenship
Robert M. Giglietti (Director)	Chairperson of the Board of Directors, Chief Financial Officer and Senior Vice President, GE Capital US Holdings, Inc.; Vice President, Chief Financial Officer - GE Capital & GE Corporate, General Electric Company	United States
Paul Goudie (Director)	Director, Vice President and Chief Risk Officer, GE Capital US Holdings, Inc.; Chief Risk Officer - GE Capital, General Electric Company	United States
Lindsay Diaspro (Director)	Director and Vice President, GE Capital US Holdings, Inc.; Deputy Treasurer - Liquidity, Capital Structure and Ratings - GE Capital, General Electric Company	United States
Jennifer B. VanBelle	President, Chief Executive Officer and Treasurer, GE Capital US Holdings, Inc.; Senior Vice President, GE Treasurer – GE Treasury & Capital Markets, General Electric Company	United States
Timothy M. Carfi	Senior Vice President, GE Capital US Holdings, Inc.; President & CEO of Working Capital Solutions - GE Capital, General Electric Company	United States
Danielle Konsten	Vice President, GE Capital US Holdings, Inc.; Legal Entity Separation Executive, General Electric Company	United States
Mark Landis	Vice President and General Counsel, GE Capital US Holdings, Inc.; General Counsel, GE Capital & Treasury and Vice President, Chief Counsel M&A - GE Capital, General Electric Company
	One Financial Center, Suite 3700, Boston, Massachusetts 02111	United States
Victoria Vron	Secretary, GE Capital U.S. Holdings, Inc. Senior Counsel/Region Leader, Americas - GE Corporate, General Electric Company	United States